Exhibit 97
Incentive Compensation Clawback Policy Iteris, Inc.
Amended as of July 27, 2023

This policy supersedes all incentive compensation clawback policies previously adopted by the Iteris, Inc. Board of Directors

I.INTRODUCTION

The Board of Directors (the “Board”) of Iteris, Inc. (the “Company”) believes that it is in the best interests of the Company and its stockholders to create and maintain a culture that emphasizes integrity and accountability, and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”).
II.ADMINISTRATION

This Policy shall be administered by the Board’s Compensation Committee. Any determinations made by the Compensation Committee shall be final and binding on all affected individuals.

III.STATEMENT OF POLICY

This Policy covers the Company’s current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed, and such other employees who may from time to time be deemed subject to the Policy by the Board (collectively refer to as “covered persons”).

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, the Compensation Committee will require reasonably prompt reimbursement or forfeiture of any excess Incentive Compensation (as defined below) received by any covered person during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

The amount to be recovered will be the excess of the Incentive Compensation paid to the covered person based on the erroneous data over the Incentive Compensation that would have been paid to the covered person had it been based on the restated results, as determined by the Compensation Committee in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed. Such amount must be computed without regard to any taxes paid. If the Compensation Committee cannot determine the amount of excess Incentive Compensation received by the covered person directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

IV.INCENTIVE COMPENSATION
For purposes of this Policy, “Incentive Compensation” means any of the following compensation that is granted, earned, or vested during the Covered Period (as defined below) based wholly or in part on the attainment of a performance measure based on the attainment of a financial reporting measure:

•Annual bonuses and other short- and long-term cash incentives;
•Stock options;
•Stock appreciation rights;
•Restricted stock;

•Restricted stock units;
•Performance shares;
•Performance units; or
•Other equity-based incentive compensation awards.

Financial reporting measures include:
•Earnings measures such as earnings per share;
•Company stock price;
•Total shareholder return;
•Revenues;
•Net income;
•Earnings before interest, taxes, depreciation, and amortization (EBITDA);
•Liquidity measures such as working capital or operating cash flow; or
•Return measures such as return on invested capital or return on assets.

For purposes of this Policy, “Covered Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare a restatement, based on the earlier of: (a) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement; or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement.
Notwithstanding the foregoing, Incentive Compensation will not include any amounts to the extent application of this Policy to such amounts would be prohibited by applicable law or a covered employee’s wages or base salary.

I.METHOD OF RECOUPMENT
The Compensation Committee will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:

•requiring reimbursement of cash Incentive Compensation previously paid;
•seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
•cancelling outstanding vested or unvested equity awards; and/or
•taking any other remedial and recovery action permitted by law, as determined by the Compensation Committee.
The Compensation Committee shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Compensation Committee in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed.

V.EXCEPTIONS
Subject to the discretion of the Compensation Committee, recovery of Incentive Compensation is not required in circumstances where (i) the Incentive Compensation was received by a person before beginning service as an executive officer or (ii) if that person did not serve as an executive officer at any time during the Covered Period.

VI.NO INDEMNIFICATION
The Company shall not indemnify any covered persons against the loss of any Incentive Compensation recovered by the Company pursuant to this Policy.

VII.INTERPRETATION

The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company’s securities are listed.

VIII.EFFECTIVE DATE
This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to covered persons on or after the Effective Date.

IX.AMENDMENT; TERMINATION

The Board may amend this Policy from time to time in its discretion, including as it deems necessary to reflect any changes in applicable law and to comply with any rules or standards adopted by a national securities exchange on which the Company’s securities are listed. The Board may terminate this Policy at any time.
X.OTHER RECOUPMENT RIGHTS

The Compensation Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a covered person to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

XI.SUCCESSORS
This Policy shall be binding and enforceable against all covered persons and their beneficiaries, heirs, executors, administrators or other legal representatives.
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